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Re:                             AdvancePierre Foods Holdings, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed June 24, 2016
Response dated June 24, 2016
File No. 333-210674

Dear Mr. Schwall:

On behalf of AdvancePierre Foods Holdings, Inc. (the “Company,” “we” or “us”), enclosed is a copy of Amendment No. 4 to the Registration Statement on Form S-1 (the “Amended Registration Statement”), as filed with the U.S. Securities and Exchange Commission (the “Commission”) on the date hereof.  The changes reflected in the Amended Registration Statement include those made in response to the comment of the Staff of the Commission (the “Staff”) set forth in the Staff’s letter, dated June 30, 2016 (the “Comment Letter”), and the oral comment provided on June 30, 2016 by Timothy Levenberg of the Staff to Jonathan Ko of Skadden, Arps, Slate, Meagher & Flom LLP, counsel to the Company (the “Oral Comment”).

Set forth below are the Company’s responses to the Staff’s comment in the Comment Letter and the Oral Comment.  For your convenience, the comment contained in the Comment Letter and the Oral Comment are set forth below and are followed by the Company’s response.  The Staff’s comments are indicated in bold italics.  All references in this letter to page numbers and captions (other than those in the Staff’s comment) correspond to the page numbers and captions in the Amended Registration Statement, unless otherwise noted.  Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in the Amended Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 47

Critical Accounting Policies and Estimates, page 66

Stock-Based Compensation, page 69

1.                                      Expand your discussion related to your accounting for stock-based compensation awards to quantify the reasonably likely impact to your financial statements for the recognition of the increase in the fair value of your restricted stock awards in future periods. Your revised disclosure should state the amount that will be recognized as of your next balance sheet date and should explain how your accounting for these awards will be affected by the completion of your offering.

Response: After reviewing and considering the Staff’s comment, we have revised the disclosure on page 72 of the Amended Registration Statement.

Oral Comment

Please file consents from the third parties whose studies you commissioned and data you have included in your prospectus.

Response:  With respect to the consents of experts, consistent with Compliance and Disclosure Interpretation (“C&DI”) 233.02, the Company advises the Staff that the management consulting firm and third party researchers referenced on page ii of the Registration Statement are not “experts” under Rule 436.  Rule 436 requires that a consent be filed if any portion of a report or opinion of an expert is quoted or summarized as such in a registration statement.  Section 7 of the Securities Act of 1933 (the “Securities Act”) provides that an expert is “any accountant, engineer, or appraiser, or any person whose profession gives authority to a statement made by him.”  The Company advises the Staff that these third party providers are not among the classes of persons subject to Section 7 and Rule 436 as “experts” unless, in accordance with C&DI 233.02, the Company expressly identifies such providers as experts or the statements are purported to be made on the authority of such providers as “experts.”  The references to the information from the commissioned studies were not intended to infer that such information was “expertised”; rather, such studies were only part of the information relied on by the Company.

Moreover, the Company and the other Section 11 persons understand that, if a third party does not provide a consent in accordance with Rule 436, such disclosure would not be deemed “expertised” and the liability framework of

Section 11 of the Securities Act would not operate to shift the burden of reasonable investigation away from the Section 11 persons to such third party.  The Company and the other Section 11 persons understand that they will be subject to Section 11 liability with respect to the data included in the prospectus and neither of the third party providers of the commissioned studies will assume any potential liability with respect to the information relied on by the Company.

In addition, the Company notes that the consent requirements of Rule 436 are generally directed at circumstances in which an issuer has engaged a third party expert or counsel to prepare a valuation, opinion or other report specifically for use in connection with a registration statement. The information from the studies included in the Company’s Registration Statement was not prepared in connection with the Registration Statement. As a result of the foregoing, the Company advises that the third party providers of these studies are not experts within the meaning of Section 7 of the Securities Act and for purposes of Rule 436 and thus consents from such parties are not required to be filed as an exhibit.

Accordingly, the Company has removed the second paragraph under the caption “Market and Industry Data” in the Amended Registration Statement to eliminate the inference that the information referenced in that paragraph was expertised.  Further, the Company is no longer relying in part on the study prepared by the management consulting firm, and the Company has updated the market share data appearing in the tables on pages 5 and 81 of the Amended Registration Statement based on industry reports that have recently become available and are publicly available or available through subscriptions at market rates and were not prepared in contemplation of the Company’s offering.

***

Please contact the undersigned at (213) 687-5527 should you require further information.

Very truly yours,

/s/ Jonathan Ko

Jonathan Ko, Esq.

cc:                                AdvancePierre Foods Holdings, Inc.
John N. Simons, Jr.
Michael B. Sims

Skadden, Arps, Slate, Meagher & Flom LLP
Jeffrey H. Cohen, Esq.
Gregg A. Noel, Esq.
Allison M. Hunter, Esq.